Issuer Free Writing Prospectus dated September 17, 2009

Filed Pursuant to Rule 433

Registration Nos. 333-148838 and 333-161960

(Relating to Preliminary Prospectus Supplement dated September 16, 2009)

We have filed a registration statement (including a prospectus) and a preliminary prospectus supplement (the “Preliminary Prospectus”) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the Preliminary Prospectus (including the documents incorporated by reference therein) and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, we, any underwriter or any dealer participating in this offering will arrange to send you the prospectus and Preliminary Prospectus if you request them by calling Credit Suisse Securities (USA) LLC at 1-800-221-1037. References herein to “we,” “us,” “our” and “Rigel” refer to Rigel Pharmaceuticals, Inc. unless the context otherwise requires.

The following information supplements and updates the information contained in the Preliminary Prospectus, and supersedes such information to the extent inconsistent therewith:

Common stock offered by us	12,000,000 shares.

Over-allotment option	1,800,000 shares.

Assumed public offering price	$7.61 per share (the closing price of our common stock on September 15, 2009).

Estimated net proceeds to us

$85.5 million, or $98.4 million if the underwriters exercise in full their over-allotment option, based on the assumed public offering price of $7.61 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed public offering price of $7.61 per share would increase (decrease) the net proceeds to us from this offering by approximately $11.3 million, assuming the number of shares offered by us, as set forth above, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 500,000 shares in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $3.6 million, assuming that the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

As adjusted balance sheet data

As of June 30, 2009, on an as adjusted basis after giving effect to the sale of 12,000,000 shares of common stock in this offering at an assumed public offering price of $7.61 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, cash, cash equivalents and available-for-sale securities would have been approximately $165.4 million, working capital would have been approximately $148.5 million, total assets would have been approximately $173.7 million and total stockholders’ equity would have been approximately $137.0 million. The as adjusted balance sheet data does not give effect to a deferred payment under an amended lease agreement of approximately $3.7 million that will become due within 45 days of the closing of the offering in the event that the proceeds to Rigel in the offering equal or exceed $100.0 million.

Each $1.00 increase (decrease) in the assumed public offering price of $7.61 per share would increase (decrease) each of cash, cash equivalents and available-for-sale securities, working capital, total assets and total stockholders’ equity by approximately $11.3 million, assuming that the number of shares offered by us, as set forth above, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 500,000 in the number of shares offered by us would increase (decrease) each of cash, cash equivalents and available-for-sale securities, working capital, total assets and total stockholders’ equity by approximately $3.6 million, assuming that the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

As adjusted capitalization

As of June 30, 2009, on an as adjusted basis after giving effect to the sale of 12,000,000 shares of our common stock in this offering at an assumed public offering price of $7.61 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, 48,808,628 of our shares of common stock would have been issued and outstanding, additional paid-in capital would have been approximately $698.5 million, total stockholders’ equity would have been approximately $137.0 million and total capitalization would have been approximately $154.2 million.

Each $1.00 increase (decrease) in the assumed public offering price of $7.61 per share would increase (decrease) each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $11.3 million, assuming that the number of shares offered by us, as set forth above, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 500,000 in the number of shares offered by us would increase (decrease) each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $3.6 million, assuming that the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

Dilution

Our net tangible book value as of June 30, 2009 was $51.6 million, or $1.40 per share. After giving effect to the sale of 12,000,000 shares of our common stock in this offering at an assumed public offering price of $7.61 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2009 would have been $137.0 million, or $2.81 per share. This represents an immediate increase in net tangible book value of $1.41 per share to existing stockholders and immediate dilution in net tangible book value of $4.80 per share to investors purchasing our common stock in this offering at the assumed public offering price.

Each $1.00 increase (decrease) in the assumed public offering price of $7.61 per share would increase (decrease) our as adjusted net tangible book value after this offering by approximately $11.3 million, or $0.23 per share, and the dilution per share to new investors by $0.77 per share, assuming that the number of shares offered by us, as set forth above, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 500,000 shares in the number of shares offered by us would increase our as adjusted net tangible book value after this offering by approximately $3.6 million, or $0.04 per share, and the dilution per share to new investors would be $4.76 per share, assuming that the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a decrease of 500,000 shares in the number of shares offered by us would decrease our as adjusted net tangible book value after this offering by approximately $3.6 million, or $0.04 per share, and the dilution per share to investors in this offering would be $4.85 per share, assuming that the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

If the underwriters exercise in full their option to purchase 1,800,000 additional shares of common stock at the assumed offering price of $7.61 per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, the as adjusted net tangible book value after this offering would be $2.96 per share, representing an increase in net tangible book value of $1.56 per share to existing stockholders and immediate dilution in net tangible book value of $4.65 per share to investors purchasing our common stock in this offering at the assumed public offering price.